UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

RUBICON PCO 1 LLC

RUBICON FC INC.

RUBICON NC LLC

(Name of Applicants)

One Caesars Palace Drive

Las Vegas, Nevada 89109

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
8.00% Second-Priority Senior Secured Notes Due 2023	$1,758,000,000

Approximate date of proposed public offering:

On, or as soon as practicable following, the effective date (the “Effective Date”) under the Second Amended Joint Plan of Reorganization of Caesars Entertainment Operating Company, Inc., et al. pursuant to Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan of Reorganization”).

John Payne

President

Rubicon PCo 1 LLC

One Caesars Palace Drive

Las Vegas, Nevada 89109

(Name and Address of Agent for Service)

Copies to:

Carol Anne Huff

Ana Sempertegui

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, Illinois 60654

(312) 862-2000

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

EXPLANATORY NOTE

Reference is made to the Disclosure Statement for the Plan of Reorganization (as may be amended or supplemented, the “Disclosure Statement”) and the accompanying Plan of Reorganization, copies of which are included as Exhibits T3E-1 and T3E-2, respectively. Pursuant to the Plan of Reorganization, the historical business of Caesars Entertainment Operating Company, Inc. (“CEOC”) will be separated by means of a spin-off transaction whereby CEOC’s real property assets (subject to certain exceptions) will be transferred through a series of transactions to Rubicon Controlled LLC, a newly formed limited liability company formed under the laws of Delaware that, on or prior to the Effective Date, will convert into a corporation incorporated under the laws of Maryland (“REIT”), and which will in turn transfer such real property assets (other than the historic golf course assets) to its operating partnership, Rubicon PCo LP, a newly formed limited partnership formed under the laws of Delaware (the “Partnership”). The Partnership will in turn contribute such real property assets (subject to certain exceptions) to Rubicon PCo 1 LLC, a newly formed limited liability company formed under the laws of Delaware (“PropCo 1”). Reorganized CEOC (“CEOC LLC”) will lease back the transferred real property pursuant to master leases and an affiliate of CEOC LLC will manage such businesses.

As further described in the Disclosure Statement, to facilitate the transactions contemplated by the Plan or Reorganization, Rubicon NC LLC, a newly formed limited liability company organized under the laws of Delaware (“Merger NewCo”), and REIT will initially be formed as wholly owned subsidiaries of CEOC. Pursuant to the Plan of Reorganization, CEOC will distribute the equity securities of REIT and the Partnership and debt securities of PropCo 1 (including the 8.00% Second-Priority Senior Secured Notes due 2023 (the “Notes”)) to CEOC’s creditors. It is expected that a percentage of the Notes will be initially issued by Merger NewCo and co-issued by Rubicon FC Inc. (“FinanceCo”), a newly formed corporation incorporated under the laws of Delaware and a subsidiary of PropCo 1. The remaining Notes will be co-issued by PropCo 1 and FinanceCo. It is expected that on the Effective Date, Merger NewCo will merge with and into PropCo 1, with PropCo 1 as the surviving entity. PropCo 1 will succeed Merger NewCo as co-issuer of the portion of the Notes that will initially be co-issued by Merger NewCo and FinanceCo. In this Form T-3, we refer to PropCo 1 and FinanceCo as the “Issuers,” and to the Issuers together with Merger NewCo, as the “Applicants.” Capitalized terms used herein and which are not otherwise defined herein shall have the meaning ascribed to them in the Plan of Reorganization.

GENERAL

1.	General Information.

The form of organization of and the state or other sovereign power under the laws of which each Applicant is organized are as follows:

Name	Form of Organization	Jurisdiction
Rubicon PCo 1 LLC	Limited liability company	Delaware
Rubicon FC Inc.	Corporation	Delaware
Rubicon NC LLC	Limited liability company	Delaware

2.	Securities Act Exemption Applicable.

Prior to the Effective Date, the Applicants intend to offer, under the terms and subject to the conditions set forth in the Disclosure Statement and the Plan of Reorganization, an aggregate principal amount of up to $1,758.0 million of Notes to holders of claims under CEOC’s senior secured credit facilities and under CEOC’s 11.25% Senior Secured Notes due 2017, 8.50% Senior Secured Notes due 2020 and 9.00% Senior Secured Notes due 2020 (collectively, the “Claims”). The Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”), a copy of which will be filed by amendment as Exhibit T3C to this application.

Generally, Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933, as amended (the “Securities Act”), and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan of reorganization with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicants believe that the offer of the Notes under the solicitation of acceptances for the Plan of Reorganization and the exchange of Claims for Notes, together with certain other consideration, under the Plan of Reorganization will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. To the extent that the solicitation of acceptances of the Plan of Reorganization constitutes an offer of new securities not exempt from registration under Section 1145(a)(1) of the Bankruptcy Code, the Applicants will also rely on Section 4(a)(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder.

AFFILIATIONS

3.	Affiliates.

(a) The following diagram indicates the relationship of the Applicants to each of their respective affiliates as of the date of this application. Connecting lines indicate 100% ownership of voting securities, unless otherwise stated.

(1)	To be converted into a corporation incorporated under the laws of Maryland, on or prior to the Effective Date.

(b) The following diagram indicates the expected relationship of the Applicants to each of their respective affiliates as of the Effective Date. All of the entities appearing below are expected to exist as of the Effective Date. Connecting lines indicate 100% ownership of voting securities, unless otherwise stated.

(1)	REIT is expected to own a percentage of the common units and of the preferred units of the Partnership and certain creditors of CEOC are expected to own the remaining percentages of the common units and of the preferred units of the Partnership. The percentage ownership of the units of the Partnership following the Effective Date cannot be determined at this time. The Plan of Reorganization contemplates that certain classes of creditors of CEOC will only receive Partnership common units and preferred units to the extent they cannot receive REIT common stock. The ownership of REIT common stock following the Effective Date cannot be determined at this time. The Plan of Reorganization contemplates that certain classes of creditors will have the ability to elect to receive common stock of REIT in lieu of debt and debt securities of PropCo 1 and certain of its subsidiaries, while other creditors will have the right to elect to purchase such common stock. The amount of Partnership units and REIT common stock held by particular creditors cannot be determined until the solicitation of approval of the Plan of Reorganization is completed and all relevant elections are made.
(2)	The entities that will become subsidiaries of PropCo 1 will be formed prior to the Effective Date and, following the Effective Date, will hold the real estate assets that REIT will transfer to PropCo 1 in connection with the Plan of Reorganization. It is expected that all of PropCo 1’s direct and indirect domestic subsidiaries (other than FinanceCo and certain domestic subsidiaries designated as Unrestricted Subsidiaries under the Indenture) will be guarantors of the Notes.

(c) Certain directors and executive officers of the Applicants may be deemed their “affiliates” by virtue of their respective positions in each entity. See Item 4, “Directors and Executive Officers.”

(d) Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

(a) Directors and Executive Officers of PropCo 1. PropCo 1 is controlled by the Partnership as sole member. As of the date of this application, the executive officers of PropCo 1 are as set forth below. The mailing address and telephone number of each of them is c/o Rubicon Controlled LLC, One Caesars Palace Drive, Las Vegas, Nevada 89109; telephone number (702) 407-6000.

Name	Position
John Payne	President
Mary E. Higgins	Vice President and Treasurer
Timothy Lambert	Vice President and Secretary

(b) Directors and Executive Officers of FinanceCo. The names of the executive officers and directors of FinanceCo as of the date of this application are as set forth below. The mailing address and telephone number of each of them is c/o Rubicon Controlled LLC, One Caesars Palace Drive, Las Vegas, Nevada 89109; telephone number (702) 407-6000.

Name	Position
John Payne	Director and President
Mary E. Higgins	Director, Vice President and Treasurer
Timothy Lambert	Director, Vice President and Secretary

(c) Directors and Executive Officers of Merger NewCo. Merger NewCo is controlled by CEOC, as sole member. The names of the executive officers of Merger NewCo as of the date of this application are as set forth below. The mailing address and telephone number of each of them is c/o Caesars Entertainment Operating Company, Inc., One Caesars Palace Drive, Las Vegas, Nevada 89109; telephone number (702) 407-6000.

Name	Position
John Payne	President
Mary E. Higgins	Vice President and Treasurer
Timothy Lambert	Vice President and Secretary

5.	Principal Owners of Voting Securities.

As of the date of this application: (i) the Partnership owns 100% of the voting securities of PropCo 1, (ii) PropCo 1 owns 100% of the voting securities of FinanceCo and (iii) CEOC owns 100% of the voting securities of Merger NewCo. The mailing address and telephone number of the Partnership and PropCo 1 are c/o Rubicon Controlled LLC, One Caesars Palace Drive, Las Vegas, Nevada 89109; telephone number (702) 407-6000. The mailing address and telephone number of Merger NewCo is c/o Caesars Entertainment Operating Company, Inc., One Caesars Palace Drive, Las Vegas, Nevada 89109; telephone number (702) 407-6000.

It is anticipated that, as of the Effective Date, (i) the Partnership will continue to own 100% of the voting securities of PropCo 1, (ii) PropCo 1 will continue to own 100% of the voting securities of FinanceCo and (iii) Merger NewCo will cease to exist. Rubicon GP LLC, a Delaware limited liability company, will be the general partner of the Partnership (the “General Partner”). The General Partner’s sole member will be the REIT. It is anticipated that the REIT and certain creditors of CEOC will own a percentage of the common units and of the preferred units of the Partnership as of the Effective Date. As discussed in Item 3, “Affiliates,” the ownership of REIT’s and the Partnership’s voting securities following the Effective Date cannot be determined at this time.

UNDERWRITERS

6.	Underwriters.

(a) No person has acted as an underwriter of any securities of the Applicants within three years prior to the date of filing this application.

(b) No person is acting as a principal underwriter of the Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.	Capitalization.

As of the date of this application, neither PropCo 1 nor Merger NewCo has issued limited liability company interests. PropCo 1 is controlled by the Partnership as its sole member and Merger NewCo is controlled by PropCo 1 as its sole member.

The following table sets forth information with respect to each authorized class of securities of FinanceCo as of the date of this application. PropCo 1 is FinanceCo’s sole stockholder. Holders of common stock of FinanceCo are entitled to one vote per share and vote as a single class.

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	1,000	1,000

It is anticipated that, as of the Effective Date, the Applicants will have (i) issued the Notes and (ii) issued approximately up to $431.0 million in aggregate principal amount of First-Priority Senior Secured Floating Rate Notes due 2022. It is anticipated that on the Effective Date, Merger NewCo will merge with and into PropCo 1 and will cease to exist.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

The Notes will be subject to the Indenture among the Applicants, the guarantors named therein and a trustee to be identified by amendment hereof (the “Trustee”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture to be filed by amendment as Exhibit T3C therewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a) Events of Default; Withholding of Notice of Default.

The occurrence of any of the following events will constitute an Event of Default under the Indenture:

(i) there is a default in any payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

(ii) there is a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(iii) the failure by PropCo 1 or any Restricted Subsidiary to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture (other than a default referred to in clause (i) or (ii) above); provided that in the case of a failure to comply with Section 4.02 of the Indenture, such period of continuation of such default or breach shall be 150 days after written notice described in this clause (iii) has been given;

(iv) the failure by PropCo 1 or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay any Indebtedness (other than Indebtedness owing to Parent, an Issuer or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $75.0 million or its foreign currency equivalent;

(v) either PropCo 1 or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(1) commences a voluntary case;

(2) consents to the entry of an order for relief against it in an involuntary case;

(3) consents to the appointment of a Custodian of it or for any substantial part of its property; or

(4) makes a general assignment for the benefit of its creditors or takes any comparable action under any foreign laws relating to insolvency;

(vi) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(1) is for relief against PropCo 1 or any Significant Subsidiary in an involuntary case;

(2) appoints a Custodian of either PropCo 1 or any Significant Subsidiary or for any substantial part of their property; or

(3) orders the winding up or liquidation of PropCo 1 or any Significant Subsidiary;

or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days;

(vii) failure by PropCo 1 or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $75.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days;

(viii) the Note Guarantee of any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) ceases to be in full force and effect (except as contemplated by the terms thereof);

(ix) unless all of the Collateral has been released from the Second Priority Liens in accordance with the provisions of Article XI of the Indenture, the Second Priority Liens on any material Collateral cease to be valid or enforceable and such Default continues for 30 days, or an Issuer shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and, in the case of any such Person that is a Subsidiary of an Issuer, the Issuers fail to cause such Subsidiary to rescind such assertions within 30 days after the Issuers have actual knowledge of such assertions (in each case, other than any releases contemplated by the terms thereof); or

(x) the failure by any Issuer or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Security Documents except for a failure that would not be material to the holders of the Notes and would not materially affect the value of the Collateral taken as a whole.

The foregoing shall constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clauses (iii) or (x) above shall not constitute an Event of Default until the Trustee or the holders of 30% in principal amount of outstanding Notes notify the Issuers of the default and the Issuers do not cure such default within the time specified in clauses (iii) or (x) hereof after receipt of such notice.

If an Event of Default (other than an Event of Default specified in clauses (v) or (vi) above with respect to PropCo 1) occurs and is continuing, the Trustee or the holders of at least 30% in principal amount of outstanding Notes by notice to the Issuers may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default specified in clauses (v) or (vi) above with respect to PropCo 1 occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

In the event of any Event of Default specified in clause (iv) above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Issuers deliver an Officer’s Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Provided the Notes are not then due and payable by reason of a declaration of acceleration, the holders of a majority in principal amount of the Notes by written notice to the Trustee may waive an existing Default and its consequences except (a) a Default in the payment of the principal of or interest on a Note, (b) a Default arising from the failure to redeem or purchase any Note when required pursuant to the terms of the Indenture or (c) a Default in respect of a provision that under Section 9.02 of the Indenture cannot be amended without the consent of each holder affected. When a Default is waived, it is deemed cured and the Issuers, the Trustee and the holders will be restored to their former positions and rights under the Indenture, but no such waiver shall extend to any subsequent or other Default or impair any consequent right.

If a Default occurs and is continuing and if it is actually known to the Trustee, the Trustee shall mail to each holder notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice if it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of the holders.

(b) Authentication and Delivery of the Notes; Application of Proceeds.

The Notes to be issued under the Indenture may from time to time be executed on behalf of the Issuers by manual or facsimile signature by one of their respective proper officers and delivered to the Trustee for authentication and delivery in accordance with the Issuers’ written order and the Indenture. Each Note shall be dated the date of its authentication. A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture. The Notes shall be issuable only in registered form without interest coupons and in denominations of $2,000 and any integral multiples of $1,000 in excess thereof; provided that Notes may be issued in denominations of less than $2,000 solely to accommodate book-entry positions that have been created by the Depository in denominations of less than $2,000. The Trustee may appoint one or more authenticating agents reasonably acceptable to the Issuers to authenticate the Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so.

The Notes will be issued to Holders of Claims. As a result, the Issuers will not realize any proceeds from such issuance.

(c) Release of Collateral.

Pursuant to Article XI of the Indenture, subject to certain subsections of Section 11.04(a) of the Indenture, Collateral may be released from the Lien and security interests created by the Security Documents to secure the Notes and obligations under the Indenture at any time or from time to time in accordance with the provisions of the Intercreditor Agreement or as provided in the Indenture or in the Security Documents. The applicable assets included in the Collateral shall be automatically released from the Liens securing the Notes under any one or more of the following circumstances or any applicable circumstance as provided in the Intercreditor Agreement or the Security Documents: (1) upon the Discharge of Senior Lender Claims and concurrent release of all other Liens on such property or assets securing First Priority Lien Obligations (including all commitments and letters of credit thereunder);

provided, however, that if any Issuer or Subsidiary Guarantor subsequently incurs First Priority Lien Obligations that are secured by Liens on property or assets of any Issuer of the type constituting the Collateral and the related Liens are incurred in reliance on clause (6)(B) of the definition of Permitted Liens, then the Issuers will be required to reinstitute the security arrangements with respect to the Collateral in favor of the Notes, which, in the case of any such subsequent First Priority Lien Obligations, will be Second Priority Liens on the Collateral securing such First Priority Lien Obligations to the same extent provided by the Security Documents and on the terms and conditions of the security documents relating to such First Priority Lien Obligations, with the Second Priority Lien held either by the administrative agent, collateral agent or other representative for such First Priority Lien Obligations or by a collateral agent or other representative designated by the Issuers to hold the Second Priority Liens for the benefit of the holders of the Notes and subject to an intercreditor agreement that provides the administrative agent or collateral agent substantially the same rights and powers as afforded under the Intercreditor Agreement; (2) to enable any Issuer or Guarantor to consummate the disposition of such property or assets to a Person that is not an Issuer or Guarantor to the extent not prohibited under the Indenture; (3) in respect of the property and assets of a Subsidiary Guarantor, upon the designation of such Subsidiary Guarantor to be an Unrestricted Subsidiary in accordance with the Indenture, and such Subsidiary Guarantor shall be automatically released from its obligations hereunder and under the Security Documents; (4) in respect of the property or assets of an Issuer, upon the release or discharge of such Issuer’s Notes Obligations in accordance with the Indenture; (5) in respect of the property and assets of a Guarantor, upon the release or discharge of the Note Guarantee of such Guarantor in accordance with the Indenture; (6) in respect of any property and assets securing the First Priority Lien Obligations, upon the release of the security interests securing such assets or property securing any First Priority Lien Obligations, other than in connection with a Discharge of Senior Lender Claims; and (7) as described under Article IX of the Indenture.

Notwithstanding the foregoing, if an Event of Default under the Indenture exists on the date of Discharge of Senior Lender Claims, the Second Priority Liens on the Collateral securing the Notes will not be released pursuant to clause (1) or (6) of the preceding paragraph, except to the extent the Collateral or any portion thereof was disposed of in order to repay the First Priority Lien Obligations secured by the Collateral (but in such event, the Liens on the Collateral securing the Notes will be released when such Event of Default and all other Events of Default under the Indenture cease to exist).

In addition, upon the request of the Issuers pursuant to an Officer’s Certificate certifying that all conditions precedent under the Indenture have been met, the Collateral Agent shall execute, deliver or acknowledge such instruments or releases to evidence the release of any Collateral permitted to be released pursuant to the Indenture or the Security Documents or the Intercreditor Agreement.

(d) Satisfaction and Discharge.

The Issuers may terminate their obligations under the Indenture when (i) either (a) all Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes (x) have become due and payable, (y) will become due and payable at their stated maturity within one year or (z) if redeemable at the option of the Issuers, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; provided, that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the date of the redemption only required to be deposited with the Trustee on or prior to the date of the redemption; (ii) the Issuers and/or the Subsidiary Guarantors have paid all other sums payable under the Indenture; and (iii) the Issuers have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(e) Evidence of Compliance with Conditions and Covenants.

The Issuers shall deliver to the Trustee within 120 days after the end of each fiscal year of the Issuers, beginning with the fiscal year ending on December 31, 2017, an Officer’s Certificate stating that in the course of the performance by the signer of his or her duties as an Officer of the Issuers he or she would normally have knowledge of any Default and whether or not the signer knows of any Default that occurred during such period. If he or she does, the certificate shall describe the Default, its status and what action the Issuers are taking or propose to take with respect thereto. In addition, the Issuers are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute a Default, its status and what action the Issuers are taking or propose to take with respect thereof.

9.	Other Obligors.

Each of PropCo 1’s wholly-owned direct or indirect domestic subsidiaries (other than FinanceCo and certain domestic subsidiaries designated as Unrestricted Subsidiaries under the Indenture) are expected to be guarantors of the Notes. It is anticipated that the following entities will be formed prior to the Effective Date and will act as guarantors of the Notes.

Bally’s Atlantic City LLC

Bluegrass Downs LLC

Caesars Atlantic City LLC

Grand Biloxi LLC

Harrah’s Bossier City LLC

Harrah’s Council Bluffs LLC

Harrah’s Joliet LandCo JV LLC

Harrah’s Lake Tahoe LLC

Harrah’s Metropolis LLC

Harrah’s Reno LLC

Harvey’s Lake Tahoe LLC

Horseshoe Bossier City LLC

Horseshoe Council Bluffs LLC

Horseshoe Southern Indiana LLC

Horseshoe Tunica LLC

New Harrah’s North Kansas City LLC

New Horseshoe Hammond LLC

New Tunica Roadhouse LLC

Vegas Development LLC

The address for each such subsidiary will be c/o Rubicon Controlled LLC, One Caesars Palace Drive, Las Vegas, Nevada 89109.

Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered one to 11, consecutively, and Index to Exhibits.

(b) The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified (to be filed by amendment as Exhibit T3G).

(c) The exhibits listed on the Index to Exhibits attached hereto in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Rubicon PCo 1 LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New Orleans, and State of Louisiana, on the 8th day of July, 2016.

(SEAL)			RUBICON PCO 1 LLC

Attest:	/s/ Nedra S. Gaines		By:	/s/ John Payne

	Name:	Nedra S. Gaines		Name:	John Payne
				Title:	President

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Rubicon FC Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New Orleans, and State of Louisiana, on the 8th day of July, 2016.

(SEAL)			RUBICON FC INC.

Attest:	/s/ Nedra S. Gaines		By:	/s/ John Payne

	Name:	Nedra S. Gaines		Name:	John Payne
				Title:	President

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Rubicon NC LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New Orleans, and State of Louisiana, on the 8th day of July, 2016.

(SEAL)			RUBICON NC LLC

Attest:	/s/ Nedra S. Gaines		By:	/s/ John Payne

	Name:	Nedra S. Gaines		Name:	John Payne
				Title:	President

INDEX TO EXHIBITS

Exhibit	Description

Exhibit T3A-1	Certificate of Formation of Rubicon PCo 1 LLC (incorporated by reference to Rubicon PCo 1 LLC, Rubicon FC Inc. and Rubicon NC LLC’s Form T-3 with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on July 8, 2016)

Exhibit T3A-2	Certificate of Incorporation of Rubicon FC Inc. (incorporated by reference to Rubicon PCo 1 LLC, Rubicon FC Inc. and Rubicon NC LLC’s Form T-3 with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on July 8, 2016)

Exhibit T3A-3	Certificate of Formation of Rubicon NC LLC (incorporated by reference to Rubicon PCo 1 LLC, Rubicon FC Inc. and Rubicon NC LLC’s Form T-3 with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on July 8, 2016)

Exhibit T3B-1	Operating Agreement of Rubicon PCo 1 LLC (incorporated by reference to Rubicon PCo 1 LLC, Rubicon FC Inc. and Rubicon NC LLC’s Form T-3 with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on July 8, 2016)

Exhibit T3B-2	Bylaws of Rubicon FC Inc. (incorporated by reference to Rubicon PCo 1 LLC, Rubicon FC Inc. and Rubicon NC LLC’s Form T-3 with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on July 8, 2016)

Exhibit T3B-3	Operating Agreement of Rubicon NC LLC (incorporated by reference to Rubicon PCo 1 LLC, Rubicon FC Inc. and Rubicon NC LLC’s Form T-3 with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on July 8, 2016)

Exhibit T3C*	Form of Indenture Governing the Notes

Exhibit T3D	Not applicable

Exhibit T3E-1	Disclosure Statement for the Second Amended Joint Plan of Reorganization of Caesars Entertainment Operating Company, Inc., et al., Chapter 11 of the Bankruptcy Code, dated June 28, 2016 (incorporated by reference to Caesars Entertainment Operating Company, Inc.’s Form T-3 with respect to the First-Priority Senior Secured Floating Rate Notes due 2023 filed with the Securities and Exchange Commission on July 8, 2016)

Exhibit T3E-2	Second Amended Joint Plan of Reorganization of Caesars Entertainment Operating Company, Inc., et al., under Chapter 11 of the Bankruptcy Code, dated June 28, 2016 (incorporated by reference to Caesars Entertainment Operating Company, Inc.’s Form T-3 with respect to the First-Priority Senior Secured Floating Rate Notes due 2023 filed with the Securities and Exchange Commission on July 8, 2016)

Exhibit T3F*	Cross-reference sheet (included in Exhibit T3C)

Exhibit T3G*	Form T-1 qualifying the Trustee under the Indenture to be qualified pursuant to this Form T-3

*	To be filed by amendment.